[Letterhead of Neenah Paper, Inc.]

Via EDGAR

Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Stop 04-05
Washington, D.C. 20549

  Re:
  Neenah Paper, Inc.
  Form 8-K, Filed May 12, 2005
  File No. 001-32240

Dear Ms. Goeken:

        In response to correspondence regarding the above referenced matter from H. Roger Schwall, Assistant Director, we provide the following information:

  1.
  It is intended that Neenah Paper, Inc. will file Amendment No. 1 to its Form 10-K, on Form 10-K/A, on Monday, May 16, 2005. The Form 10-K/A will contain the restatement of financial statements for the year ended December 31, 2004, related to the deferred tax liability account noted in the Form 8-K filed pursuant to Item 4.02.

  2.
  Form 10-K/A will contain Item 9A, which will address the Item 307 issue of disclosure controls and procedures as of December 31, 2004 and for the year then ended. We do not believe that our evaluation of disclosure controls and procedures as of the quarter ended March 31, 2005 will be affected by the error related to our deferred tax liability account.

        Please feel free to call me if there are any questions regarding our response.

                      Sincerely,

                      /s/ Bonnie C. Lind

                      Bonnie C. Lind
                      Chief Financial Officer